AIG Global Legal,

Compliance, Regulatory

and Government Affairs

80 Pine Street, 13th Floor New York, NY 10005 www.aig.com

James J. Killerlane III Associate General

Counsel and Assistant Secretary

T 212 770 8111

F 866 215 0326 james.killerlane@aig.com

May 13, 2014

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:  American International Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 20, 2014

File No. 001-08787

Dear Mr. Rosenberg:

We are in receipt of your letter dated April 29, 2014 with respect to American International Group, Inc.’s (“AIG,” “we,” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (“Form 10-K”). This letter sets forth our response to the Staff’s comment contained in your letter.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-K, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have repeated your comment below to facilitate your review.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Impairments, page 156

1. You state that additional impairments are expected to occur in the future due to the fact that continued payment of premiums required to maintain policies will cause the expected lifetime undiscounted cash flows for some policies to become negative in future reporting periods, even in the absence of future changes to the mortality assumptions. Please help us understand how the continued payments of premiums will cause future impairments, which are not currently reflected in your financial statements, when it appears that your impairment test incorporates the payment of future premiums. Further, tell us your estimate of these additional impairments and their timing, and why you have not disclosed this information.

AIG Response

AIG accounts for its investments in life settlement policies using the investment method pursuant to the guidance in Accounting Standards Codification 325-30-35. Under the investment method, we record an impairment when the expected proceeds from the insurance policy will not be sufficient to recover the current carrying amount plus anticipated undiscounted future premiums and other direct external costs necessary to keep the policy in force throughout the expected life of the policy.

Our estimate of undiscounted future premiums is based on our expectation of payments using our best estimate mortality assumptions, which are applied to our entire portfolio of life settlement policies. We account for and test impairment on each of the approximately 5,000 lives in our portfolio on a policy-by-policy basis. Of course, some of those lives will live longer and some shorter than our portfolio mortality assumptions, even if, in the aggregate, expectations are met for the portfolio. For those that die sooner than estimated, we will receive death benefits earlier and record income. For those lives that survive longer than had been forecast using our mortality assumptions, the continued payment of premiums may cause impairment in future periods. For example, after an individual lives another year, absent any other change, his ultimate life expectancy increases under our existing mortality assumptions. This increase in life expectancy will add to the estimated premiums for that life which could cause an impairment. When an individual dies, an income event occurs, ending the need to pay premiums for that life.

At any balance sheet date we are unable to identify the specific lives that will live beyond our expectations, and hence to calculate related future impairment amounts. However, because of the current maturity of the portfolio, the future income from death benefits is expected to be larger than the impairments absent a change in mortality assumptions.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours,

/s/ James J. Killerlane III
Associate General Counsel and Assistant Secretary American International Group, Inc.